[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

June 12, 2006	41193.00001

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jorge Bonilla, Senior Staff Accountant

Re:	Acadia Realty Trust

Form 10-K for the year ended December 31, 2005

File No. 001-12002

Dear Mr. Bonilla:

On behalf of our client, this letter sets forth the response of Acadia Realty Trust (“Acadia”) to the Staff’s comment letter dated May 30, 2006 in connection with the Staff’s review of Acadia’s Form 10-K for the year ended December 31, 2005. Capitalized terms used herein and not otherwise defined have the meanings specified in the 10-K. For your convenience, we have repeated the comment prior to our response.

Form 10-K

Note 4 – Investments in Unconsolidated Partnerships

Retailer Controlled Property Venture, page F-22

1.

Please explain to us your accounting policy relating to your interest in RCP Venture and the basis in GAAP for this treatment. Also, explain to us how you considered Rule 3-09 of Regulation S-X with respect to providing separate financial statements of the referenced entity. It appears that your share of the net income from this investment exceeds the 20% threshold of Rule 3-09.

Background

On January 27, 2004, Acadia, along with Klaff Realty, L.P. and Lubert-Adler Management, Inc., formed an investment group for the purpose of making investments in retailers and/or retailer-controlled properties. In its filings with the SEC, Acadia refers to this investment group as the Retailer Controlled Property Venture (“RCP Venture”). The RCP Venture is neither a single entity

Securities & Exchange Commission

June 12, 2006

nor a specific investment. Each individual investment under the RCP Venture is anticipated to be made on a stand-alone basis and may have different investors on a deal-by-deal basis.

To date, Acadia has two investments under the RCP Venture umbrella. These investments have been made through different investment vehicles with different investors and different economics to Acadia. The first is through Acadia Mervyn I, LLC (“Mervyns I”). Acadia, along with four institutional investors, invested $12.2 million in the Mervyns department store chain (“Mervyns”). Acadia, through an affiliate, is the sole managing member with a 22% interest. As managing member, Acadia is entitled to a 20% carried interest after a 9% cumulative preferred return and the return of all member capital (including Acadia’s capital).

Acadia’s second investment is through Acadia Mervyn II, LLC (“Mervyns II”). Acadia, along with six institutional investors, invested an additional $12.2 million in Mervyns. Acadia, through an affiliate, is the sole managing member with a 20% interest. As managing member, Acadia is entitled to a 20% carried interest after an 8% cumulative preferred return and the return of all member capital (including Acadia’s capital).

GAAP Treatment

With respect to the accounting policy adopted by Acadia in connection with its interest in the RCP Venture, as of December 31, 2005, Acadia accounted for its two investments in Mervyns I and Mervyns II under the equity method of accounting. Pursuant to Statement of Position 78-9 “Accounting for Investments in Real Estate Ventures” and APB Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock (as amended)”, the use of the equity method of accounting for investments in real estate partnerships is generally appropriate where the investor exercises significant influence over the partnership. As the sole managing member, and a 22% and 20% investor in Mervyns I and Mervyns II, respectively, Acadia exercises significant influence on these investments. Importantly, the other members in these investments have the ability to veto Acadia’s decisions, as the managing member, through unanimous vote. Accordingly, the equity method of accounting was appropriate for the fiscal year ended December 31, 2005. Effective January 1, 2006, Acadia adopted EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” and currently accounts for Mervyns I and Mervyns II on a consolidated basis.

Application of Rule 3-09 of Regulation S-X

In determining the requirement to provide separate financial statements of unconsolidated subsidiaries pursuant to Rule 3-09 of Regulation S-X, the following facts are relevant in applying the 20% test to determine if these investments, even on an aggregated basis, constitute a significant

Securities & Exchange Commission

June 12, 2006

subsidiary. For the year ended December 31, 2005, Acadia’s share of equity in the income from continuing operations before income taxes of Mervyns I and Mervyns II totaled $0.8 million. Acadia’s share of equity in the income from discontinued operations before income taxes of Mervyns I and Mervyns II totaled $5.0 million, which was primarily the result of the gain recognized upon the sale of certain Mervyns locations. In the aggregate, this represents the $5.8 million of Equity Income from the RCP Venture as disclosed in Note 4 of the Notes to Consolidated Financial Statements as presented in Acadia’s Form 10-K for the year ended December 31, 2005. In applying Rule 3-09, Acadia’s share of equity in the income from continuing operations before income taxes of Mervyns I and Mervyns II totaled $0.8 million, or 3.4% of Consolidated Income from Continuing Operations before Income Taxes of $23.7 million. Accordingly, separate financial statements of these unconsolidated subsidiaries are not required.

* * *

We trust this response fully addresses the Staff’s questions and concerns. Please give the undersigned a call at 212-318-6053 if you have further questions.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Yolanda Crittendon
Michael Nelsen

Jon Grisham